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                           November 22, 2023

       Lucas Wang
       Chairman of the Board and Chief Executive Officer
       Bit Origin Ltd
       27F, Samsung Hub
       3 Church Street Singapore 049483

                                                        Re: Bit Origin Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed November 16,
2023
                                                            File No. 333-275602

       Dear Lucas Wang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Crypto Assets
       cc:                                              Mengyi Ye